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                             April 6, 2021

       Mark Spurbeck
       Chief Financial Officer
       Peabody Energy Corporation
       701 Market Street
       St. Louis, Missouri 63101

                                                        Re: Peabody Energy
Corporation
                                                            Form 10-K for
Fiscal Year ended December 31, 2020
                                                            Filed February 23,
2021
                                                            File No. 001-16463

       Dear Mr. Spurbeck:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       From 10-K for Fiscal Year ended December 31, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Liquidity and Capital Resources, page 74

   1. We note that during the fourth quarter of 2020 and the first quarter of 2021, you entered into a series of
interrelated agreements with your surety bond providers, the revolving lenders under credit
agreement and certain holders of your senior secured notes to extend a significant portion
of your near-term debt maturities to December 2024 and to stabilize collateral requirements
for your existing surety bond portfolio. Separately, comments attributed to your CEO
as part of the earnings call on February 4, 2021 indicate that you were at risk of
breaching a key financial covenant based on fourth quarter 2020 results.
                                                        Revise to clearly
disclose whether you are in compliance with all financial covenants.
                                                        Your revised disclosure
should address the actual or reasonably likely effects of
                                                        compliance or
non-compliance with the financial covenants on your financial condition and liquidity. Refer to
section IV.C. of SEC Interpretive Release No. 33-8350.
 Mark Spurbeck
Peabody Energy Corporation
April 6, 2021
Page 2
Financial Statements
Notes to Consolidated Financial Statements
(10) Income Taxes, page F-33

2. We note the valuation allowance of $2,068.4 million at December 31, 2019 increased by
         $218.9 million to $2,287.3 million at December 31, 2020. However, the increase to the valuation allowance is $410.1 million in the table reconciling the expected statutory federal income tax expense (benefit) to the income tax provision. Please explain the difference in these amounts.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Kimberly Calder,
Assistant Chief Accountant, at (202) 551-3701 with any questions.



FirstName LastNameMark Spurbeck                             Sincerely,
Comapany NamePeabody Energy Corporation
                                                            Division of
Corporation Finance
April 6, 2021 Page 2                                        Office of Energy &
Transportation
FirstName LastName